BRF S.A.

Publicly-Held Company CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SHAREHOLDERS MANUAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

JANUARY 17, 2022

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INDEX

1 – Management Message	p. 03
2 – Guidance to Participate in the General Shareholders’ Meeting
2.1. Attendance in the Meeting
2.1.1 Shareholders
2.1.1.1 Individual Shareholders	p. 06
2.1.1.2. Corporate Shareholders	p. 06
2.1.1.3. Shareholders represented by Proxy	p. 07
2.1.1.4. Foreign Shareholders	p. 07
2.1.1.5. Guidelines for accessing the Digital Platform	p. 07
2.1.2. Holders of American Depositary Receipts - ADRs	p. 08
2.2 – Participation by distance voting form	p. 08
2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent	p. 08
2.2.2. By filling instructions transmitted to their respective custodian agents	p. 09
2.2.3. By sending the Distance Voting Form Directly to BRF	p. 09
2.3. Quorums Applicable to the EGM	p. 12
2.3.1. Installation Quorum	p. 12
2.3.2. Deliberation Quorum	p. 12
2.4. Conflict of Interest	p. 12
3 – Management Proposal	p. 14

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1	– MANAGEMENT MESSAGE

Dear Shareholders,

BRF S.A. (“BRF” or “Company”) is a company characterized by its widespread and diffuse shareholding control, whose shares grant equal rights to its holders and which offers equal protection mechanisms to its shareholders.

Our shares are listed on Novo Mercado segment of B3 – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”), with level III ADRs.

In line with the policy of high level of corporate governance adopted by the Company and within the principles of transparency, homogeneity and equality defined for the relationship with our investors, we invite you to attend our Extraordinary General Shareholders’ Meeting (“EGM”) convened for January 17, 2022, at 11:00 a.m., exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

To reinforce our concern over the information provided, we have made available on our Investor Relations website (https://ri.brf-global.com/, item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the B3 (www.b3.com.br) and the SEC - Securities and Exchange Commission (www.sec.gov), all the documents legally required and other that we deem as necessary to endorse the understanding and the decision to be taken by the shareholders that will be subject to deliberation at this EGM, as well as in this Manual.

We will discuss the following subjects to be approved:

(i) To resolve on the proposal to amend the limit of authorization for increasing the Company's share capital, regardless of statutory amendment, with the consequent amendment of article 7 and consolidation of the Company's Bylaws;

(ii) To approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (“ADR”) ("Capital Increase" and "Offering", respectively);

(iii) To establish that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law");

(iv) To authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering;

(v) To authorize the Board of Directors, should market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; and

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(vi) To authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

We welcome your participation in our EGM, as it will deal with matters that are relevant to the Company and that are reflected in the effective generation of value for our shareholders.

We understand that the information now available enables our shareholders to take an early position and facilitate decision-making. Our Investor Relations team is prepared and available to resolve any doubts or to guide you.

Counting on your presence, we take the opportunity to present our consideration and appreciation.

Sincerely,

Pedro Pullen Parente

Chairman of the Board of Directors

Lorival Luz

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

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2  - GUIDANCE TO PARTICIPATE IN THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

2.1.	– ATTENDANCE IN THE VIRTUAL MEETING

2.1.1.	SHAREHOLDERS

The EGM will be carried out exclusively under virtual format, by means of a digital platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Instruction No. 481 / 2009, as amended.

The Company emphasizes that it will not be possible to physically attend the EGM, since it will be held exclusively on-line

As provided for in article 5, paragraph 3, of CVM Instruction No. 481/2009, shareholders wishing to participate in the EGM, personally or by means of attorneys-in-fact, must forward, by 11:00 a.m. on January 15, 2022, 2 (two) days before the holding of the EGM, exclusively by the e-mail acoes@brf-br.com, a request of access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of his attorney-in-fact who will participate in the EGM, and the digitalized copies of the following documents:

2.1.1.1.	INDIVIDUAL SHAREHOLDERS

•	Picture I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

2.1.1.2.	CORPORATE SHAREHOLDERS

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);
•	Picture I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation;

(ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

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2.1.1.3.	SHAREHOLDERS REPRESENTED BY PROXY

•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quotaholders, as stated in paragraph 1 of article 126 of the Brazilian Corporate Law. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;
▪	Picture I.D. of the attorney-in-fact; and
•	If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the EGM, on first or second call, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf- global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov). The voting guidelines contained in the Public Request for Proxy received by the Company will be used for the EGM, on first or second call.

The Access Request that is submitted by the representative of more than one shareholder must, mandatorily, contain the digitized copies of the representation documentation necessary for the qualification of each shareholder to be represented by him in the EGM, as indicated above.

2.1.1.4.	FOREIGN SHAREHOLDERS

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

2.1.1.5.	GUIDELINES FOR ACCESSING THE DIGITAL PLATFORM

After verifying the regularity of the documents sent for participation in the EGM, the Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the EGM, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

Shareholders who do not send the Access Request within the aforementioned period (until 11:00 a.m. on January 15, 2022) will not be able to participate in the EGM.

The shareholder who has duly submitted his Access Request and does not receive from the Company the e-mail with instructions for access and participation by the EGM until 23:59 minutes of January 15, 2022, should contact the Company between at 8:00 a.m. and 6:00 p.m. on January 16, 2022, by calling 55 11 2322 5377, so that they respective instructions for accessing the Digital Platform can be sent (or provided by phone).

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The Company emphasizes that it will be the sole responsibility of the shareholder to ensure the compatibility of his/her equipment with the use of the Digital Platform. BRF shall not be liable for any operational or connection problems that shareholders may face or other situations that are not under the Company's control, such as instability in the Internet connection or incompatibility of the Digital Platform with the shareholder's or his/her representative's equipment. The EGM will be recorded, pursuant to Article 21-C, §1, item III of CVM Instruction No. 481/2009.

The Company recommends that shareholders become familiar with the use of the Digital Platform in advance, as well as ensure the compatibility of their respective electronic devices with the use of the Digital Platform (by video and audio). The Company also recommends shareholders to access the electronic system made available for participation in the EGM at least 30 minutes in advance of the time scheduled for the beginning of EGM, in order to allow the validation of the access and participation of all shareholders that use it.

The duly registered shareholder who participates through the electronic system provided by the Company will be considered present at the EGM (being able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 21-V, item III and sole paragraph, of the CVM Instruction No. 481/2009.

The Company also highlights that the information and guidelines for accessing the Digital Platform, including, but not limited to, the password, are unique and non-transferable, and the shareholder (or its respective attorney, as the case may be) assumes fully responsible for the possession and secrecy of the information and guidelines transmitted to it by the Company under the terms of this Manual.

2.1.2.	HOLDERS OF AMERICAN DEPOSITORY RECEITPS - ADRs

ADR holders will be represented by The Bank of New York Mellon at the EGM, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. ADR holders will not be allowed to participate in the EGM by means of the Digital Platform.

2.2.	PARTICIPATION BY DISTANCE VOTING FORM

As stated in articles 21-A and following of the CVM Instruction No. 481/2009, Company’s shareholders may send their voting instructions, from this date, on the matters to be raised at the EGM by completing and sending the distance voting forms allowing them to cast their vote from distance (“Distance Voting Forms ”), whose model was made available, separately, at the Company’s Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

To do so, the Distance Voting Form should:

•	be accessed to be printed and completed in advance in the item “Corporate Governance” of the Company´s Investor Relations website (www.brf-global.com/ri), as well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A - Brasil, Bolsa, Balcão (www.b3.com.br); and
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•	be received within a period of 7 (seven) days before the date of the EGM, i.e. by January 10, 2022 (inclusive). Any Distance Voting Forms received after such date will be disregarded.

Shareholders who choose to exercise their voting right through the Distance Voting Form should do so through one of the options described below:

2.2.1.	By filling instructions transmitted to the Company’s bookkeeper agent

This option is intended exclusively for shareholders holding shares registered by Itaú Corretora de Valores S.A. and which are not deposited with a central depositary:

The shareholder holding shares that are not deposited with a central depository and who choose to exercise their distance voting right through service providers may transmit their voting instructions to the bookkeeping agent for the shares issued by BRF, Itaú Corretora de Valores S.A., subject to the rules determined by it. In this sense, Itaú created the website Shareholder Meeting, a solution where remote voting is possible. To vote through the website, it is necessary to register and have a digital certificate. Information on registration and step-by-step instructions for issuing the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

In case of doubts, shareholders should contact Itaú Corretora de Valores S.A. and check the procedures established by it for the issuance of voting instructions via the Distance Voting Form, as well as the documents and information required by it to exercise such power. Itaú’s data are as follows:

•  Telephone - Shareholder service: 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations).

•	Opening hours: working days, from 9 am to 6 pm.
•	E-mail: escrituracaoacoes@itau-unibanco.com.br
•	Address: Avenida Brigadeiro Faria Lima, 3400 - 10th floor, São Paulo, SP.

Pursuant to Article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to the bookkeeping agent up to 7 days before the date of the EGM, that is, until January 10, 2022 (inclusive), unless a different term is established by Itaú Corretora de Valores S.A.

2.2.2.	By filling instructions transmitted to their respective custodian agents

This option is intended exclusively for shareholders holding shares held by B3 S.A. - Brasil, Bolsa, Balcão (“B3”). In this case, the remote vote will be exercised by the shareholders in accordance with the procedures adopted by their custody agents.

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The shareholder holding shares deposited in the B3 Depositary Central and who choose to exercise their right to vote at distance through service providers must transmit their voting instructions to their respective custody agents, observing the rules determined by them, which, in turn, will forward such voting manifestations to the B3 Depositary Central.

To this end, shareholders must contact their custody agents and check the procedures established by them for issuing voting instructions via the ballot, as well as the documents and information required by them to exercise such power.

Pursuant to article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to his custody agents within 7 days before the date of the EGM, that is, until the 10th of January 2022 (inclusive), unless a different term, always prior to that date, is established by your custodian agents.

2.2.3.	By sending the Distance Voting Form Directly to BRF

Instead of following the procedures described in items 2.2.1 and 2.2.2 above, shareholders may also send their Distance Voting Forms directly to the Company.

To do so, shareholders should print the Distance Voting Form, complete it, initial all the pages and sign it. Shareholders should then send the Distance Voting Form, duly completed, initialed and signed, to the e-mail: acoes@brf-br.com, along with the digitalized copies of the documents described below:

Individual shareholders

▪	Picture I.D. of the shareholder.

Corporate shareholders

▪	Latest bylaws or consolidated articles of association and the corporate documents that prove the powers of representation (i.e. minutes of the election of officers); and

▪   Picture I.D. of the legal representative(s).

Investment funds

▪	the latest consolidated version of the fund regulation;
▪	bylaws or articles of association of its administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and
▪	picture I.D. of the legal representative(s) of the fund administrator or manager.

The Company does not require the signature of the Distance Voting Form, nor its consularization.

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The corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into a sworn form, not being required their notarization and consularization.

Within 3 (three) days of receiving these documents, the Company will inform the shareholder, through the electronic address indicated in the Distance Voting Form, about their receipt and acceptance.

Should the Distance Voting Form not be fully completed or accompanied by the corroborating documents described above, it will be disregarded, and this information will be sent to the shareholders through the electronic address indicated in the Distance Voting Form informing the shareholders of the need to rectify or resend the Distance Voting Form or documents which accompany it (providing there is enough time), describing the procedures and periods needed to regularize the distance voting.

BRF stresses that:

▪	in case of any divergence between the Distance Voting Form received directly by the Company and the voting instruction contained in the voting map from the bookkeeper for the same CPF (individual taxpayer number) or CNPJ (corporate taxpayer number), the voting instructions of the bookkeeper shall prevail, in accordance with the provisions of Paragraph Two of the article 21-W of CVM Instruction No. 481/2009;
▪	as stated in article 21-S of CVM Instruction No. 481/2009, the B3 Depositary Central, upon receiving the voting instructions from the shareholders through their respective custody agents, will disregard any divergent instructions in relation to the same resolution that they have issued by the same CPF or CNPJ registration number;
▪	once the deadline for distance voting has ended, i.e. on January 10, 2022, the shareholder cannot change the voting instructions already sent, except at the EGM, in person or by proxy, upon explicit request to disregard the voting instructions. sent via Distance Voting Form, before the respective subject (s) are put to a vote; and
▪	as provided for in article 21-X of CVM Instruction No. 481/2009, remote voting instructions will normally be considered in the event of a possible postponement of the EGM or if it is necessary to perform it on second call, provided that the eventual postponement or realization on second call do not exceed 30 (thirty) days from the date initially scheduled for its realization on first call.

2.3.	QUORUMS APPLICABLE TO THE EGM

2.3.1.	Installation Quorums

In accordance with article 125 of the Brazilian Corporation Law, subject to the exceptions provided for by law, the general shareholders´ meeting shall be installed, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the capital stock with voting rights; and, on second call, with the presence of any number of shareholders.

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For the EGM items that involve amendment to the Bylaws, under the terms of article 135 of the Brazilian Corporation Law, the installation for deliberation on such matters will occur at first call with the presence of shareholders representing 2/3 (two thirds), at least, of the voting capital, being able to be installed in second call with any number of shareholders.

If the quorum applicable on the first call is not reached, the Company will announce a new date for the EGM, and, on the second call, it can be installed with any number of shareholders present.

2.3.2.	Deliberation Quorum

For the approval of the matters included in the EGM’s agenda, a favorable vote of the absolute majority of votes present at the EGM will be necessary, not counting the blank votes, pursuant to Article 129 of the Brazilian Corporation Law.

2.4.	CONFLICT OF INTERESTS

As provided for in the Brazilian Corporation Law, the shareholder will not be able to vote in matters that may benefit him in a particular way, or in which he has a conflicting interest with that of the Company.

In the event of any allegation by any of the shareholders present about the alleged conflict of interest of the shareholder that prevents him from voting at the EGM, or, still, about the occurrence of another legal hypothesis of voting impediment and the shareholder himself has not declared his impediment, the chairman or EGM’s desk secretary shall suspend the decision to hear and receive such allegation, together with any contrary statement from the shareholder in question, before putting the matter to a vote.

The chairman of the EGM’s may, in the event of a possible impediment to vote, ask the shareholder for clarification on the situation, before putting the matter to a vote.

In line with the CVM’s understandings, in situations where the voting impediment is unequivocal and the shareholder does not abstain from voting, the chairman has the power to declare such impediment, and is not allowed to prevent voting in other situations, without prejudice to the legal provisions on the eventual annulment of the vote cast.

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3              - MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON JANUARY 17, 2022

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.24

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON JANUARY 17, 2022

Dear Shareholders,

In compliance with Instruction No. 481/2009 of the Brazilian Securities and Exchange Commission (local acronym CVM), we present below the management proposal (“Proposal”) of BRF S.A. (“Company” or “BRF”), containing the information and documents related to the matters to be resolved at the Extraordinary General Shareholders’ Meeting of the Company, to be held on January 17, 2022, at 11:00 a.m. (“EGM”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”):

I. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(i) To resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws.

Management Proposal: The Company's management proposes to increase the limit of authorization for capital increase regardless of statutory reform to one billion, three hundred and twenty-five million (1,325,000,000) shares, with the resulting amendment of article 7 of the Company's Bylaws, considering the proximity to the current limit, to allow the Board of Directors, if it believes this is the best option for the Company, to approve capital increases more quickly, in order to carry out the Company's business plan.

The proposed amendments, in the form of a comparative table, with the indication of the justification for the change and the analysis of the legal and economic effects, as required by article 11 of CVM Instruction 481/09, constitute Appendix I to this Proposal

If the above proposal is approved, the Company's management proposes the approval of the consolidation of the Bylaws so as to reflect, in a single document, the current wording, in accordance with the document in Appendix II to this Proposal.

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(ii) To approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively).

Management Proposal: The Company's management proposes to increase the Company's capital stock by issuing, through a public offering for primary distribution of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively).

The issue price of the Shares ("Share Price") the quantity of shares to be effectively issued (respecting the maximum quantity mentioned above) and the consequent value of the Capital Increase shall be established by the Board of Directors, pursuant to article 170, paragraph 1 of Law No. 6404, dated December 15, 1976 ("Brazilian Corporate Law").

We propose that the Offering be carried out (a) in Brazil, in accordance with CVM Instruction 476 of January 16, 2009 and other legal and regulatory provisions, and (b) abroad, to be held in the United States of America, in the form of ADS, represented by ADR, listed and admitted to trading on the New York Stock Exchange, in accordance with the U.S. Securities Act of 1933, and, in other countries, except Brazil and the United States of America, in compliance with the legislation in force in each country, provided that foreign investors invest in Brazil, in compliance with the investment mechanisms regulated by the National Monetary Council, by the Central Bank of Brazil and by the CVM, and with the participation of certain intermediary institutions to be contracted by the Company's management.

The new shares to be issued shall be entitled, on equal terms with the existing shares, to all rights granted to such shares, including dividends, interest on equity capital and eventual capital compensation that may be declared by the Company after the ratification of the Capital Increase. The subscribed shares will be paid in cash, in Brazilian currency, upon subscription. The shareholders will have to pay for 100% of the price of the shares at the time of the subscription.

The issuance of the Shares by the Company as a result of the Capital Increase shall be made to the exclusion of the preference rights of its current holders of common shares issued by the Company, under the terms of article 172, item I, of the Brazilian Corporate Law and of Article 8 of the Company's Bylaws.

In order to ensure the participation of shareholders in the offering mentioned above, priority will be granted for the subscription of up to the totality of the Shares to be placed by means of the Offering, in proportion to their respective equity stakes in the total capital stock of the Company, without the possibility of apportionment of the surplus, disregarding the shares issued by the Company held in treasury, if any ("Priority Right"). Shareholders holding shares of the Company on a date to be established in the offering documents to be disclosed will have the Priority Right for the subscription of 0.402517 new share issued by the Company to be issued within the capital increase for each share issued by the Company that they hold.

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With due regard for the provisions of Article 9-A, paragraph 5, of CVM Instruction 476, the negotiation or assignment, in whole or in part, of the priority rights of shareholders to any third parties, including among the Company's own shareholders, will not be permitted.

The Company's Fiscal Council issued an opinion favorably to the approval, by the Company's shareholders, of the Capital Increase, as stated in the opinion disclosed in the Periodic and Eventual Information System (IPE) of CVM on 17 December 2021 (www.cvm.gov.br),and whose copy is attached to this Proposal as Appendix III.

More information about the Capital Increase proposed by Management can be found in Appendix IV to this Proposal, as required by article 14 of CVM Instruction 481/09.

(iii) To establish that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law").

Management Proposal: To establish that, of the total value of the Offering:

(i)               five hundred million reais (R$500,000,000.00) will be allocated to the capital stock; and

(ii)              the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of the Brazilian Corporate Law.

(iv) To authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering.

Management Proposal: Authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient for the implementation of the Capital Increase and the Offering, including, without limitation, the execution of all agreements and documents necessary for the conclusion of the Capital Increase and the Offering, the engagement of intermediary institutions authorized to operate in the Brazilian capital markets and international placement agents.

(v) To authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders.

Management Proposal: To authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders.

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(vi) To authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

Management Proposal: To authorize the Board of Directors to (a) to establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

* * *

The Company’s shareholders interested in accessing the information or raising questions related to the above proposals should contact the Investor Relations area, by calling +55 (11) 2322-5377 or via e-mail: acoes@brf-br.com. All documents pertinent to this EGM are available to shareholders on the following websites https://ri.brf-global.com/, www.b3.com.br and www.cvm.gov.br.

São Paulo, December 17, 2021.

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INDEX

Appendix to the Management Proposal for the Extraordinary General Shareholders’ Meeting of BRF S.A., to be held on January 17, 2022

Appendix I – Comparative table of the proposed amendments to the Company's Bylaws with the indication of the justification for the changes and the analysis of their legal and economic effects, pursuant to article 11, II, of CVM Instruction No. 481, of December 17, 2009. p. 06

Appendix II – Copy of the Company’s Bylaws highlighting the proposed amendments, pursuant to article 11, item I, of CVM Instruction No. 481, of December 17, 2009. p. 07

Appendix III – Copy of the Opinion of the Fiscal Council. p. 41

Appendix IV – Information about the Company's capital stock increase, pursuant to article 14, item I, of CVM Instruction No. 481, dated December 17, 2009. p. 42

* * *

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BRF S.A.

Appendix I – Comparative chart of the proposed changes to the Company's Bylaws with the justification for the changes and a review of their legal and economic impacts, in accordance with article 11, II of CVM Instruction No. 481 of December 17, 2009

Current	Proposal	Justification and Analysis of Effects
II. CAPITAL STOCK	II. CAPITAL STOCK
Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of 1,000,000,000 (a bllion) common shares, upon deliberation of the Board of Directors	Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of ~~1,000,000,000~~ (~~a bllio~~n) one billion, three hundred and twenty-five million (1,325,000,000) common shares, upon deliberation of the Board of Directors.

Amendment to register the increase of the limit of authorization for capital increase regardless of statutory reform to 1,325,000,000 shares, considering the proximity of the current limit, to allow the Board of Directors, if it believes this is the best option for the Company, to approve capital increases more quickly, in order to carry out the Company's business plan.

There are no relevant economic impacts from this amendment.

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BRF S.A.

Appendix II – Copy of the Company's Bylaws highlighting the proposed changes, in accordance with article 11, item I, of CVM Instruction No. 481, of December 17, 2009

BRF S.A.

CNPJ/MF Nº 01.838.723/0001-27

Publicly-Held Company

BYLAWS

I.	NAME, HEAD OFFICE, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. (“Company”) is a publicly held company, which is ruled by this Bylaws, by Law nº 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and by the other applicable laws and regulations.

Paragraph One - With the entry of the Company into the special listing segment referred as Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the Novo Mercado of B3 (“Regulation of the Novo Mercado”).

Paragraph Two - The provisions of the Regulation of the Novo Mercado shall prevail over the statutory provisions, in the event of prejudice to the rights of the beneficiaries of the public offers provided in this Bylaws.

Article 2. The Company´s head office and venue are in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, Zip Code 88.301-600, being able to establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i)   the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii)    the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii)	the provision of food services in general;

(iv)   the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

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(v)   the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vi)	the export and the import of production and consumer goods;

(vii)    the provision of services of transportation, logistics and distribution of cargo and food in general;

(viii) the participation in other companies, aiming the broadest achievement of the corporate purposes;

(ix)	the participation in any project for the operation of the Company´s business;

(x)     manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xi)     manufacture and commercialization of organic chemical products derived from animal slaughter; and

(xii)     manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.

Sole Paragraph - The Company may also engage, directly or through third parties, in the activities of support to the core business indicated in the Article 3rd above, such as:

(i)	ancillary activities of administrative, technical or operational support related to the creation of conditions for the better performance of its main activities;

(ii)	transportation of cargo in general;

(iii)	storage and stocking services of products and other services relating thereto;

(iv)	activities of promotion and reposition of its products in the retail and in exposition points and sale to the end consumer, including the necessary support to the clients that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in the production;

(vi)	services of repair, maintenance and conservation of machinery and vehicles;

(vii)	the promotion of activities, programs, technical assistance and promotion that aim the national agricultural development;

(viii)	the industrialization, exploration and commercialization of packaging of any nature;

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(ix)	the exploration and creation of animals in general;

(x)	the commercialization of commodities in general;

(xi)	the research and development of techniques of production and of improvement of the genetic matrices of the Company;

(xii)	the activities of reforestation, extraction, industrialization and commercialization of woods;

(xiii)	the commercialization de real estates, properties, including machinery, equipment and vehicles, of the fixed assets, to meet with the activities inserted in the corporate purpose of the Company described in this article; and

(xiv)	services of fuel supply for its own fleet or for third parties service providers, specially of freight, transportation, logistics and distribution.

Article 4. The term of duration of the Company is undetermined.

II.	CAPITAL STOCK

Article 5. The Company´s capital stock is of twelve billion, five hundred and fifty- three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six cents (R$ 12,553,417,953.36), fully subscribed and paid-in, divided into eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six (812,473,246) common shares, all nominative and with no par value.

Paragraph One - The Company may not issue preferred shares or beneficiary parties.

Paragraph Two - The shares issued by the Company are indivisible and each common share entitles one vote in the deliberations of the General Shareholders’ Meetings.

Article 6. All the shares issued by the Company are in book-entry form and, according to deliberation of the Board of Directors, kept in deposit account, with a financial institution authorized by Comissão de Valores Mobiliários – CVM (“CVM”), on behalf of its holders.

Sole Paragraph. The cost of the transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly from the shareholder by the bookkeeping institution, as it is defined in the agreement of the bookkeeping of shares.

Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of ~~1,000,000,000~~ (~~a bllio~~n) one billion, three hundred and twenty-five million (1,325,000,000) common shares, upon deliberation of the Board of Directors.

Paragraph One - In the event provided in the head paragraph of this Article, it shall be incumbent on the Board of Directors to fix the issuance price and the number of shares to be issued, as well as the term and the conditions of payment in.

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Paragraph Two - Within the limit of the authorized capital, the Board of Directors may, still: (i) deliberate the issuance of subscription bonus; (ii) according to the plan approved by the General Shareholders’ Meeting, grant stock option, without the shareholders having preemptive right in the granting of the options or subscription of the respective shares; (iii) approve the increase of the capital stock upon the capitalization of profits or reserves, with or without bonus shares; and (iv) deliberate the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or of the General Shareholders’ Meeting it may be excluded or reduced the preemptive right of the shareholders, in any issuance of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale in the stock exchange, public subscription or exchange for shares in public offer of purchase of control, as provided in the Law and in this Bylaws.

Article 9. The failure of the shareholder in the payment of the capital it subscribed will imply in the charge of interest of one percent (1%) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, disclosed by Fundação Getúlio Vargas – FGV, or another index that reflects the real loss of the power of purchase of the currency in the period, at the discretion of the Board of Directors of the Company, in the smallest periodicity legally admitted, and fine of ten percent (10%) on the value of the obligation, without prejudice to the other applicable legal sanctions.

Article 10. By deliberation of the General Shareholders’ Meeting, by virtue of the proposal of the Board of Directors, the Company´s capital stock may be increased according to events provided in the law, being certain that in cases of capitalization of profits or reserves, it is optional the issue of new shares corresponding to the increase, among its shareholders, pro-rata the number of shares they hold.

III.	GENERAL SHAREHOLDERS’ MEETING

Article 11. The General Shareholders’ Meeting, convened and installed according to the law and to this Bylaws, shall occur ordinarily within the first four (4) months following the end of the fiscal year and, extraordinarily, whenever the interests and corporate subjects require deliberation of the shareholders.

Article 12. The General Shareholders’ Meeting shall be convened by the Board of Directors upon deliberation of the majority of its members or, still, in the events provided in this Bylaws and in the Sole paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all the shareholders, the material and documents necessary for the analysis of the matters contained in the Agenda, except the cases in which the law or the regulation in force requires its availability in a longer term.

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Article 13. The General Shareholders’ Meeting shall be installed, on first call, with the attendance of shareholders representing, at least, twenty five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph One - The Extraordinary General Shareholders’ Meeting that has as purpose the amendment to this Bylaws will be installed, on first call, with the attendance of shareholders that represent, at least, two thirds (2/3) of the capital stock but may be installed, on second call, with any number of shareholders present.

Paragraph Two - Subject to the exceptions provided in the applicable regulation, the first call of the General Shareholders’ Meeting shall be made with, at least, thirty (30) days in advance and the second call with, at least, eight (8) days.

Paragraph Three - The works of the General Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in his absence, by the Vice President. In the cases of absence or temporary impediment of the Chairman and of the Vice President of the Board of Directors, the General Shareholders’ Meeting shall be presided by a Director specially appointed by the Chairman of the Board of Directors. The chairman of the board shall appoint one or more secretaries for the General Shareholders’ Meeting.

Article 14. The deliberations in the General Shareholders’ Meeting, with the exception of the provisions in the law and in this Bylaws, shall be taken by absolute majority of votes of the attendees, the votes in blank not being counted.

Paragraph One - The General Shareholders’ Meeting may only resolve the subjects of the agenda contained in the respective call notice, with the exceptions provided in the Brazilian Corporation Law, being prevented the inclusion, in the agenda of the General Shareholders’ Meeting, matters named “other subjects” or “general subjects” or equivalent expressions.

Paragraph Two - From the works and deliberations of the General Shareholders’ Meeting, the minutes shall be drawn up, which shall be signed by the members of the board of works of the General Shareholders’ Meeting and by the shareholders present that represent, at least, the majority necessary for the deliberations taken.

Article 15. For the benefit of the development of the works of the General Shareholders’ Meetings, the shareholders or their representatives shall present, with, at least, five (5) days in advance, besides the identity card, as the case may be: (i) a power of attorney with certification of the signature of the grantor and/or the documents that evidence the powers of the legal representative of the shareholder; and/or (ii) relatively to the shareholders participants of the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph One - Without prejudice to the provision in head paragraph of this Article, the shareholder that attends the General Shareholders’ Meeting with the documents that evidence its status of shareholder may participate and vote at the meeting.

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Paragraph Two – The Company will adopt, in the inspection of the documentation for the due representation of the shareholder, the principle of good-faith.

Article 16. It is competence of the General Shareholders’ Meeting, besides the other assignments provided in law and in this Bylaws:

(i)    attribute bonifications in shares and decide on eventual grouping and splitting of shares;

(ii)  approve stock option plans or subscription of shares or granting of plans of shares to the Management and employees or to the individuals who provide services to the Company, as well as to the Management and employees or to individuals who provide services to other companies that are controlled, directly or indirectly, by the Company;

(iii)  resolve, according to the proposal presented by the Management, the destination of the profit of the fiscal year and the distribution of dividends;

(iv)	resolve on the delisting of the Company from the Novo Mercado;

(v)   establish the compensation of the Fiscal Council in the form of the Law and this Bylaws; and

(vi)   approve, in accordance with the terms of the Regulation of the Novo Mercado, the waiver of the presentation of the Public Offer of Purchase of Shares in case of delisting of the Novo Mercado.

Article 17. The General Shareholders’ Meeting will establish annually the amount of the global annual compensation of the Management da Company, including benefits of any nature and the representation funds, in view of their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, being incumbent on the Board of Directors to establish the criteria for of the pro-rata of the global compensation among the Management.

Article 18. The General Shareholders’ Meeting may suspend the exercise of the rights of the shareholder that does not comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is complied with.

Paragraph One - The shareholders that represent five percent (5%), at least, of the capital stock, may convene the General Shareholders’ Meeting mentioned in the head paragraph of this Article when the Board of Directors does not meet, in the term of eight (8) days, the request that they present to convene one, with the indication of the obligation breached and the identification of the defaulting shareholder.

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Paragraph Two - It shall be incumbent on the General Shareholders’ Meeting that approves the suspension of the rights of the shareholder to also establish, among other aspects, the scope and duration of the suspension, observing the preventions provided in the law.

Paragraph Three - The suspension of the rights will cease as soon as the obligation is fulfilled, and the said shareholder shall communicate the Company its fulfillment.

IV.	MANAGEMENT

Section I – General Provisions to the Bodies of the Management

Article 19. The Company´s Management is carried out by the Board of Directors and by the Board of Officers, with the respective assignments granted by law and by this Bylaws.

Paragraph One - The management of the Company are waived from providing guarantee for the exercise of the function.

Paragraph Two - The management of the Company will be invested in their positions upon the execution of the term of investiture in the proper books, which shall also contemplate their subordination to the arbitration clause referred in Article 47, and which shall contain the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph Three - It is expressly forbidden, and it shall be null and void the act practiced by any management of the Company, that involves it in obligations related to business and operations alien from the corporate purpose, without prejudice of the civil or criminal responsibility, as the case may be, to which the violator of this disposition will be subject.

Paragraph Four - The term of office of the management of the Company will be extended until the investiture of their respective successors.

Section II – Board of Directors

Article 20. The Board of Directors is composed by, at least, nine (9) and, up to, eleven (11) effective members, all elected and dismissible by the General Shareholders’ Meeting, with unified term of office of two (2) years, reelection being allowed.

Paragraph One - Of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, according to the criteria and rules provided in the Regulation of the Novo Mercado.

Paragraph Two - When, due to the calculation of the percentage referred in the paragraph above, the result generates a fractional number, the Company shall proceed to the rounding of the number to the one immediately above.

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Paragraph Three. The characterization of the those appointed to the Board of Directors as Independent Directors shall be deliberated at the General Shareholders’ Meeting that elects them, which can base its decision: (i) on the declaration, forwarded by the one appointed as Independent Director to the Board of Directors, attesting its compliance with the criteria of independence established in the Regulation of the Novo Mercado, contemplating the respective justification, if verified any of the situations provided in § 2 of article 16 of the referred Regulation of the Novo Mercado; and (ii) the manifestation of the Board of Directors, inserted in the management proposal to the General Shareholders’ Meeting for the election of the Management, as to the compliance or not of the candidate with the criteria of independence.

Paragraph Four - The procedure provided in Paragraph Three above is not applied to the appointments of candidates to members of the Board of Directors that do not meet the time in advance necessary for inclusion of candidates in the distance voting form, as provided in the regulation issued by CVM on distance voting.

Paragraph Five - The Board of Directors shall assess and disclose annually who are the Independent Directors, as well as to appoint and justify any circumstances that may jeopardize their independence.

Paragraph Six - As to the election of the members of the Board of Directors, the General Shareholders’ Meeting shall appoint a Chairman and a Vice President, the Vice President shall substitute the Chairman in his absences or impediments, as well as in case of vacancy.

Paragraph Seven - Whenever the General Shareholders’ Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal of full plate of candidates for the vacancies in the Board of Directors, including appointment for the positions of Chairman and Vice President of the Board of Directors, which shall be submitted to the approval of the General Shareholders’ Meeting.

Paragraph Eight - If any shareholder wants to appoint one or more candidates to compose the Board of Directors that do not integrate the plate proposed as provided in Paragraph Seven of this article, such shareholder shall notify the Company proposing another plate to run for the positions at the Board of Directors of the Company, in writing and preferably with at least five (5) days in advance of the date scheduled for the General Shareholders’ Meeting, informing the name, the qualification and the complete professional resumé of the candidate(s), being incumbent n the Company to provide its immediate disclosure, by means of a Notice to the Shareholders through the electronic system available at the website of CVM. The Company will not accept the registration of any plate, nor the exercise of the voting right in the election of the members of the Board of Directors, in circumstances that configure violation to the dispositions of the applicable regulation.

Paragraph Nine - It is forbidden the presentation of more than one plate by the same shareholder. However, one individual may be part of two or more plates, including the one proposed in the terms of Paragraph Eight above.

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Paragraph Ten - If it receives written request of adoption of the procedure of multiple voting, in the form of Article 141, Paragraph One of the Brazilian Corporation Law, the Company shall disclose the request and content of such request, immediately, by means of a Notice to the Shareholders through the electronic system available at the website of CVM or in the form defined by the law or by CVM.

Paragraph Eleven - If the election of the Board of Directors occurs by means of the procedure of multiple voting, each member of the plates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph Twelve - Whenever the election occurs by the procedure of multiple voting, the dismissal of any member of the Board of Directors by the General Shareholders’ Meeting will imply in the dismissal of all the other members, proceeding to a new election.

Paragraph Thirteen - In the events of vacancy of positions of effective members of the Board of Directors, the remaining members shall appoint a substitute who will fill in the position until the next General Shareholders’ Meeting, occasion on which it will be elected a new director to complete the term of office. In case of simultaneous vacancies above one third (1/3) of its members, a General Shareholders’ Meeting will be convened, within thirty (30) days of this event, for the election of the substitutes, whose term of office will coincide with the term of office of the other directors.

Paragraph Fourteen – The members of the Board of Directors shall have impeccable reputation, not being able, except as approved at the General Shareholders’ Meeting, to be elected those that (i) occupy positions in companies that may be considered as competitors of the Company; or (ii) have or represent conflicting interest with the Company. If, after the election of the member of the Board of Directors any fact that configures event of impediment for the holding of the position of director, provided in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment undertakes to immediately present his resignation to the Chairman of the Board of Directors.

Subsection II.1 – Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Paragraph One - The call for the meetings of the Board of Directors will be given, in writing, by means of a letter, telegram, e-mail or other form that allows the proof of receipt of the call by the recipient, and shall contain, besides the place, date and time of the meeting, the agenda.

Paragraph Two - The meetings of the Board of Directors shall be convened with, at least, five (5) business days in advance. On the same call date of the meeting, the material and documents necessary to the consideration of the issues of the agenda of the meeting of the Board of Directors shall be made available to the directors.

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Paragraph Three - Regardless of the formalities of the call, it will be considered regular the meeting at which all the members of the Board of Directors are present.

Paragraph Four - The meetings of the Board of Directors shall be installed, on first call, with the presence of, at least, two thirds (2/3) of its members. On second call, which shall be object of a new communication to the directors in the form of Paragraph One of this Article, sent immediately after the date established for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph Five - If necessary, the holding of meetings of the Board of Directors or the participation of the directors at the meetings of the Board of Directors may be carried out by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this circumstance, the director shall be considered present at the meeting, and the vote will be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

Paragraph Six - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any management bodies, exercise the vote or, in any form, intervene in the subjects in which he is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in terms of the Law.

Paragraph Seven - The deliberations of the Board of Directors shall be taken by the majority of the votes of those present, being incumbent on the Chairman of the Board of Directors the casting vote in the cases of a draw.

Paragraph Eight - The minutes of the meetings of the Board of Directors shall be worded clearly and record the decisions taken, the people present, the dissenting votes and the vote abstentions.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed, in writing, who, besides his own vote, will express the vote of the director absent or temporarily impeded.

Paragraph One - In the event of absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice President.

Paragraph Two - In the event of absence or temporary impediment do Vice President, will be incumbent on the Chairman to appoint, among the other members of the Board of Directors, the substitute.

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Subsection II.2 - Competence

Article 23. It is competence of the Board of Directors, besides the other assignments provided in the law and this Bylaws:

(i)   establish the general guidance of the Company´s business, considering the impacts of the Company´s activities on the society and on the environment, aiming the continuity of the Company and the creation of value in the long term;

(ii)  define the values and ethical principles of the Company and ensure the maintenance of the Company´s transparency in the relationship with all the interested parties;

(iii)   elect and dismiss the members of the Board of Officers of the Company or of its controlled companies, directly and indirectly, and establish their assignments, observing the provision of this Bylaws;

(iv)   inspect the management of the members of the Board of Officers, examine at any time the books and papers of the Company, request information on agreements executed or about to be executed and on any other acts;

(v)   convene the General Shareholders’ Meeting when judged convenient and in the cases provided in Law;

(vi)   manifest on the Management report, the accounts of the Board of Officers and the financial statements related to each fiscal year;

(vii)  distribute among the members of the Board of Directors and of the Board of Officers the annual global compensation established by the General Shareholders’ Meeting and establish the criteria for the participation in the profits of the employees and Management, as provided in this Bylaws;

(viii)    authorize the incorporation and winding-up of controlled companies, direct or indirectly, by the Company;

(ix)   choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x)    propose to the General Shareholders’ Meeting the issue of new shares of the Company above the limit of the authorized capital;

(xi)   except in the cases of competence of the General Shareholders’ Meeting, in the terms of the regulation issued by CVM, deliberate (a) the purchase of shares issued by the Company for maintenance in treasury or for use in plans approved by the General Shareholders’ Meeting; and (b) the eventual sale or cancelation of such shares;

(xii)    resolve the issue by the Company or by its controlled companies, directly and indirectly, of debentures not convertible into shares, promissory notes (commercial paper) and other similar credit titles;

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(xiii)   resolve the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the limit of the authorized capital, establishing the amount, the conditions of payment in and the respective subscription prices and premium, as well as if it will be ensured the preemptive right to the shareholders or reduced the term for its exercise, as authorized by the law in force;

(xiv)  resolve the preparation of semiannual balance sheets of the Company or related to shorter periods, as well as to declare interim dividends to the account of profits calculated in these balance sheets, or to the Account of Accrued Profits or of Profits Reserve existing in the last annual or semiannual balance sheet, in the form provided in law and/or the distribution of capital interest, as provided in Law nº 9.249, of December 26, 1995, as amended;

(xv)	approve the policy on the payment of dividends of the Company;

(xvi)     propose to the Annual General Shareholders’ Meeting, observing the limits established in Article 35, sole paragraph, of this Bylaws, the amounts to be paid as statutory participation of the employees and Management in the profits of each fiscal year, as well as to define the criteria for distribution of such amounts;

(xvii)   authorize the practice of free reasonable acts by the Company, for the benefit of any individual or entity, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xviii)    present proposal for approval at the Meeting of stock option plan or plan of concession of shares to its Management or employees, or to individuals who provide services to the Company, as well as to the Management and employees or individuals who provide services to its controlled companies, directly and indirectly, within the limit of the authorized capital, being incumbent to the Board of Directors the Management of the referred plan, including the grant of options and concessions of shares in the scope of such plans;

(xix)  authorize amendments to the trading and issue of American Depositary Receipts – ADRs by the Company or of its controlled companies, directly and indirectly;

(xx)    approve its internal regulation which shall provide for, at least, the following matters: (i) the attributions of the Chairman of the Board of Directors; (ii) the rules for the replacement of the Chairman of the Board of Directors in case of his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; (iv) the definition of the term in advance sufficient for receiving the material for discussion at the meetings, with the adequate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external members of the Board of Directors, without the presence of the members of the Board of Officers and other guests;

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(xxi)    constitute technical or advisory committees, of non-deliberative character, to perform specific tasks or for generic activities of the Company´s interest, in the terms and conditions defined by the Board of Directors. The Committees may act, among others, in the following areas: (i) strategy and finance, (ii) corporate governance, conduct and ethics, and (iii) compensation of Management and executive development;

(xxii)  monitor the compliance of the assignments of the committees that may be created to advise the Board of Directors, approve their respective regulations and assess the technical opinions and reports, in the terms of the law in force and of this Bylaws;

(xxiii)  establish mechanisms of periodic assessment of the performance of its members, with the purpose to contribute to the improvement and the effectiveness of the governance of the Company, being able to hire external specialists for the assessment process;

(xxiv)    prepare and make public grounded opinion containing favorable or contrary opinion to the acceptance of any and all corporate restructuring, capital increase and other operations that results in change of control, within fifteen (15) days from the disclosure of all the conditions of the operation that results in the change of control. This opinion shall manifest if such operation ensures fair and equitative treatment to the shareholders of the Company;

(xxv)    prepare and make public previously grounded opinion containing favorable or contrary opinion to the acceptance of any and all public offer for the purchase of shares or securities convertible into or exchangeable for shares issued by the Company, within fifteen (15) days from the publication of the notice of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, in which it will manifest: (a) on the convenience and opportunity of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, as to the interest of the Company and of all of its shareholders and in relation to the price and to the possible impacts on the liquidity of the securities held by them; (b) as to the strategic plans disclosed by the offering party in relation to the Company; and (c) the eventual alternatives to the acceptance of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, available in the market;

(xxvi)   submit to the General Shareholders’ Meeting proposals of amendments to the Company´s Bylaws, that are related to the term of duration of the Company, corporate purpose, increases or reductions of capital, issue of marketable securities and/or securities, exclusion of the preemptive right in the subscription of shares and other titles and/or securities, dividends, interest on own capital, powers and assignments of the General Shareholders’ Meeting, structure and assignments of the Board of Directors and of the Board of Officers, and respective quorums of deliberation;

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(xxvii)   approve the annual demobilization plan of the Company proposed by the Board of Officers, as well as the purchase, assignment, transfer, sale and/or encumbrance of real estate assets of the Company or of controlled companies or affiliates, directly or indirectly, that are not discriminated in the Demobilization Plan already approved, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxviii)   approve the proposal of split, merger, incorporation in which the Company or controlled companies and affiliates, directly or indirectly, are part or of the Company itself, as well as the Company´s transformation or any other form of corporate restructuring;

(xxix)  deliberate on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company or of the controlled company and affiliates, directly and indirectly, as well as financial restructurings related thereto;

(xxx)  approve the purchase, assignment, transfer, sale and/or encumbrance of goods of the non-current assets (except real estate properties) of the Company or of the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxi)    authorize the granting of guarantees, real or fidejussory, commercial pledge, mortgages, guarantees and, endorsements, as well as to contract insurance guarantees or letters of guarantee according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxii)   authorize the Board of Officers to offer products and real estates and properties of the Company or of controlled companies or affiliates, directly or indirectly, in guarantee to the financial institutions when contracting financing or in guarantee of judicial procedures, whenever these acts result in obligations for the Company or for the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiii)  approve the contracting with third parties of debt operations of the Company or of controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiv)   approve the policy on financial risk management of the Company, establishing the main conditions for the contracting of “hedging” operations (assets and liabilities), such policy shall contain, at least, the following specifications: purpose of the “hedge”, risk factors, eligible instruments, limits and spheres of competence;

(xxxv)   approve the issue, purchase, assignment, transfer, sale and/or encumbrance, at any title or form, by the Company or by the controlled companies or affiliates, directly or indirectly, of equity interests and/or any securities in any companies (including waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), according to the Policy of Competence of the Company, to be approved by the Board of Directors;

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(xxxvi)   approve and define, previously, the acts to be practiced by the Board of Officers of the Company at the General Shareholders’ Meetings and/or Shareholders´ Meetings of controlled companies, affiliates or invested companies, directly or indirectly, acting as shareholder and/or partner of these companies, according to the Policy of Competence of the Company, to be approved by the Board of Directors or that involve reputational and strategic aspects of the Company;

(xxxvii)   approve the performance of operations and business of any nature with related parties, in compliance with the provision of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interests of the Company, approved by the Board of Directors;

(xxxviii)   approve (i) the Code of Conduct; (ii) the Securities’ Negotiation Policy, and (iii) the Contributions’ and Donations’ Policy, which shall observe the minimum requirements established by the Regulation of the Novo Mercado e by the Brazilian Code of Corporate Governance;

(xxxix)    approve the annual and pluriannual integrated capital budgets (budgets of operations, budgets of investments, and the budgets of cash flow) of the Company and of its controlled companies and affiliates, establishment of the policy on investment and on the corporate strategy. The general annual integrated budget shall always be approved up to the last day of the previous calendar year and shall refer to the twelve months of the following fiscal year. At any time during the calendar year, the budget of the company shall cover a minimum period of six (6) months. The execution and performance of the approved budget shall be reviewed monthly at the General Shareholders’ Meetings of the Board of Directors;

(xl) approve the execution of any contracts or agreements (except the contracting of debt) involving the ordinary course of the Company´s activities or of the controlled companies, directly or indirectly, including, but not limited to, services, consulting or supply agreements, according to the Policy of Competence of the Company, to be approved by the Board of Directors, as well as to approve the contractual termination or the execution of amendment terms to the agreements already executed that result in a new obligation of the same amount;

(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving patents, processes of production and/or technology, copyrights, domain names, trademarks or deposited marks on behalf of the Company or of any company controlled by it or affiliate, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors, except: (a) if effected between the Company and wholly-owned subsidiaries, except in cases of sale and/or final assignment, which shall be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled companies or affiliates.

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Section III – Board of Officers

Article 24. The Board of Officers, whose members are elected and dismissible at any time by the Board of Directors, shall be composed by, at least, two (2) and, up to, fifteen (15) members, elected for a period of two (2) years, reelection being allowed, being one (1) Global Chief Executive Officer and one (1) Chief Financial and of Investor Relations Officer and the others Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, in the terms of Article 26 below, all being professionals who meet the parameters indicated in Paragraphs Three and Four below.

Paragraph One - The positions of Chairman of the Board of Directors and of the Global Chief Executive Officer may not be occupied by the same individual, except as provided in Paragraph Two below.

Paragraph Two - The rule contained in Paragraph One of this Article does not apply in the event of vacancy of the position of Global Chief Executive Officer, in this case, the Company shall: (i) disclose the cumulation of positions as a result of the vacancy until the following business day of its occurrence; (ii) disclose, within the period of sixty (60) days, counted from the vacancy, the measures taken to cease the cumulation of the positions; and (iii) cease the cumulation within one (1) year.

Paragraph Three - The election of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Officer. To this effect, the Global Chief Executive Officer will send to the Board of Directors a copy of the "resumé" of the candidate appointed, together with the terms of his hiring and all other necessary information to evidence the qualification established in Paragraph Four of this Article. If the Board of Directors does not approve the appointments presented, new names shall be presented, by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph Four - The Board of Officers shall be integrated exclusively by professionals who have proven academic education and practice, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. It is competence of the Board of Officers to:

(i)   authorize the opening, the closing or the amendment to the address of branches, agencies, deposits, offices or any other facilities of the Company, in Brazil or abroad;

(ii)  submit, annually, the appreciation by the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, as well as the proposal for the allocation of the earned profits of the previous year;

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(iii)  prepare and propose, to the Board of Directors, the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment programs;

(iv)  approve the corporate rules that shall guide the other approval competences and the responsibilities for the management acts necessary to the conduction of the Company´s activities, defining the limits of competence for several decision making processes, according to hierarchical levels of the Company and always observing the spheres of competence of the Board of Directors provided in Article 23 of this Bylaws;

(v)  decide, by request of the Global Chief Executive Officer, on any subject that is not of the exclusive competence of the General Shareholders’ Meeting or of the Board of Directors;

(vi)  approve the performance of certain operations and business with Related Parties, in compliance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interests of the Company;

(vii)	prepare the draft, for further submission to the deliberation of the Board of Directors

(i) of the Code of Conduct; (ii) of Risk Management Policy, (iii) of the Securities’ Negotiation Policy, (iv) of the Related Parties’ Transaction Policy, and (v) of the Contributions’ and Donations’ Policy, that shall observe the minimum requirements established by the Regulation of the Novo Mercado and by the Brazilian Code of Corporate Governance.

Article 26. Besides the other assignments established in this Bylaws, it is competence on, as for example:

(i)	The Global Chief Executive Officer:

a.	convene and preside the meetings of the Board of Officers;

b.	represent the Board of Officers at the meetings of the Board of Directors;

c.                submit to the deliberation of the Board of Directors the proposals of the Board of Officers related to the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment of the Company;

d.               inspect and guide the conduction of the financial, social and sustainability business and the activities of the other Officers;

e                 present to the Board of Directors, the financial statements, the annual and pluriannual budgets and investments’ budget, the financial planning and the cash flow; and

f                  propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that judges necessary.

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(ii)	To the Chief Financial and of Investor Relations Officer:

a.               prepare, together with the other members of the Board of Officers and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the approval of the Board of Directors and be responsible for the control of execution of these budgets mainly on what refers to the control of cash flow;

b.               guide the execution of the economical financial policy, supervising the economical financial activities, according to the determinations of the Board of Directors; and

c.                organize and coordinate the system of necessary information to its performance, as well as supervise all the controllership activities of the Company.

d.   represent the Company before CVM and other entities of the capital markets and financial institutions, as well as regulating bodies and stock exchanges, national and foreign, in which the Company has securities listed, besides complying with applicable regulatory rules to the Company on what is related to the registrations held by CVM and together with regulating bodies and stock exchanges in which the Company has securities listed and administer the policy of relationship with investors; and

e.    monitor the compliance, by the shareholders of the Company, with the obligations provided in Chapter VIII of this Bylaws and report to the General Shareholders’ Meeting and/or to the Board of Directors, when requested, its conclusions, reports and diligences.

(iii)  To the others Vice President Officers, whose designation will be given by the Board of Directors by suggestion of the Global Chief Executive Officer:

a.               guide, coordinate and supervise the specific activities under their responsibility; and

b.               execute specific charges that might be attributed by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27. The Board of Officers, within the limits established by the Law and by this Bylaws, is vested with general management powers, that allow the practice of all the necessary acts for the regular functioning of the Company, to achieve its corporate purposes.

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Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be incumbent on:

(i)	any two (2) members of the Board of Officers acting jointly;

(ii)	any member of the Board of Officers, jointly with an attorney in fact with specific powers; or

(iii)	two attorneys in fact with specific powers, always acting jointly.

Paragraph One - The Company may be represented by only one Officer or one attorney in fact with specific powers in the practice of the following acts:

(i)	representation of the Company at General Shareholders’ Meetings and the partners´ meetings of companies in which the Company participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public bodies, mixed capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

Paragraph Two - The acts for which this Bylaws requires previous authorization of the Board of Directors shall only be valid once this requirement is met.

Paragraph Three - The Board of Officers may, through two of its members and upon competent instruments, to constitute attorneys in fact with specific powers to act on behalf of the Company, with mandate with determined term to be established case by case, except the judicial mandates that may be granted for undetermined term. In any case, it shall be respected the limitations and restrictions mentioned in this Article and the ones established by the Board of Directors.

Subsection III.3 – Meetings of the Board of Officers

Article 29. The Board of Officers will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph One - The deliberations of the Board of Officers shall be taken by the majority of votes, being incumbent on the Global Chief Executive Officer, or on his substitute, the casting vote.

Paragraph Two - The minimum quorum of installation of the meetings of the Board of Officers is of two thirds (2/3) of its members.

Paragraph Three - If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this event, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated to the minutes of the referred meeting.

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Paragraph Four - In the absence or temporary impediments, the members of the Board of Officers will replace each other, by appointment of the Global Chief Executive Officer. If there is vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill in the vacancy, whose term of office shall have a coincident term with the other members of the Board of Officers or (b) cumulate the respective function or (ii) deliberate on the non-fulfillment, temporary or permanent, of the position vacant, provided that this position is not of the Global Chief Executive Officer or Chief Financial and Investor Relations Officer.

V.               FISCAL COUNCIL

Article 30. The Company shall have a permanent Fiscal Council, composed by three (3) effective members and equal number of alternates, elected by the General Shareholders’ Meeting, which will perform its functions until the first annual General Shareholders’ Meeting that occurs after its election, reelection being allowed, with the assignments, competence and compensation provided in the Law.

Paragraph One - The election of the members of the Fiscal Council shall occur by means of majority decision, being elected the three (3) candidates, and respective alternates, who receive the higher number of votes at the General Shareholders’ Meeting, observing the provision of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, it is ensured to the minority shareholders, provided they represent, jointly, ten percent (10%) or more of the shares issued by the Company, the right to elect, separately, one (1) member and the respective alternate of the Fiscal Council of the Company.

Paragraph Two - The members of the Fiscal Council shall be invested in their positions upon the execution of the term of investiture in the proper book, which shall contain the consent to all manuals, codes, regulations and internal practices of the Company, and its subordination to the arbitration clause referred in Article 47.

Paragraph Three - The Fiscal Council will meet periodically, in the terms of its Internal Regulation, drawing up minutes of these meetings in the proper book.

Paragraph Four - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall work according to the Internal Regulation approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council the requirements provided in the applicable law, the provision in this Bylaws and in the Internal Regulation of the Fiscal Council shall be observed.

Paragraph One - It will be applicable to the members of the Fiscal Council the same obligations and preventions imposed by the Law and by this Bylaws to the Management of the Company.

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Paragraph Two – In case of absence or vacancy of position of an effective member of the Fiscal Council, the respective alternate will occupy his place. In case of vacancy of position of the effective member and of its respective alternate, the General Shareholders’ Meeting shall be convened to proceed to the election of a member to the position.

Paragraph Three - Observing the requirements and obligations contained in this Bylaws, as well as in the other applicable legal dispositions, the members of the Fiscal Council of the Company may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

VI.	AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent functioning, comprised by, at least, three (3) and, by a maximum, five (5) members, being the majority independent members and, at least, one (1) of its members not belong to ~~of~~ the Board of Directors, in accordance with the requirements established in the applicable regulation, especially in CVM Instruction nº 509/11. At least one of the independent members of the Board of Directors shall be appointed to also integrate the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee shall be a member of the Board of Officers.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist.

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Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation; (b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (compliance) of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five – When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

Paragraph Six - The Audit and Integrity Committee shall meet, at least, every two (2) months, and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph Seven- The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.

Paragraph Eight- The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

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Paragraph Nine- The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph Ten- The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph Eleven- The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in accordance with the terms of the Brazilian Corporation Law.

VII.	FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year and, in on its termination, the Company shall prepare the financial statements provided in the Brazilian Corporation Law for purposes of disclosure and assessment by the General Shareholders’ Meeting.

Article 35. From the result of each fiscal year, it shall be deducted, before any participation, the eventual accrued losses and the provision for Income Tax.

Sole Paragraph - After the referred deductions in this Article are made, the General Shareholders’ Meeting may assign to the employees and Management, successively and in this order:

(i)	the statutory participation of the employees of the Company up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)	the statutory participation of the Management, up to the maximum legal limit.

Article 36. After the participations mentioned in Article 35 above are deducted, the net profit of the year shall have successively the following destination:

(i)	five percent (5%) for the constitution of the Legal Reserve until it reaches twenty percent (20%) of the Capital Stock;

(ii)	twenty five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of the Brazilian Corporation Law, to be attributed to all the shares of the Company;
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(iii)	twenty percent (20%) for the constitution of reserves for capital increase, until reaches the limit of twenty percent (20%) of the Capital Stock;

(iv)	until fifty percent (50%) for the constitution of the reserve for expansion, until it reaches eighty percent (80%) of the Capital Stock, with the purpose to ensure investments in fixed assets, or increases in working capital, including by means of amortization of the Company´s debts, regardless of the withholding of profit related to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the operations of redemption, reimbursement or purchase of shares, authorized by the Law; and (iv) in the incorporation to the Capital Stock, including upon new bonus shares.

Article 37. Except where otherwise provided at the General Shareholders’ Meeting, the payment of the dividends and of interest on own capital shall be made within sixty (60) days from the date of the respective deliberation.

Paragraph One - By deliberation of the Board of Directors, in the terms of Article 23 above, the Company can prepare semi-annual balance sheets or related to shorter periods, as well as declare dividends and/or interest on own capital on the account of profits earned in these balance sheets, of accrued profits or of reserves of profit existing in the last annual or semi-annual balance sheet, as provided in the Law.

Paragraph Two – The interim dividends and the interest on own capital declared in each fiscal year may be attributed to the mandatory dividend of the fiscal year.

Article 38. The dividends not received or unclaimed shall prescribe within the term of three (3) years, counting from the date on which they were made available to the shareholder, and shall revert to the Company.

VIII.         SALE OF SHAREHOLDING CONTROL, OF DEREGISTRATION AS PUBLICLY HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39. The sale of the control of the Company, directly or indirectly, both by means of a single operation, as by means of successive operations, shall be contracted under the condition precedent or subsequent, that the purchaser of the control undertakes to present a public offer for the purchase of the shares having as object the shares issued by the Company held by the other shareholders (“OPA”), observing the conditions and terms provided in the law and regulation in force and in the Regulation of the Novo Mercado, as to ensure them equal treatment to the one given to the seller.

Paragraph One - For purposes of this Bylaws, it is understood as control and its related terms the power effectively used by shareholder to direct the corporate activities and to guide the functioning of the company´s bodies, whether directly or indirectly, in fact or by law, regardless of the equity interest held the shareholder.

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Paragraph Two - If the purchase of the control also subjects the purchaser of the control to perform an OPA required by Article 41 of this Bylaws, the purchase price at the OPA will be the higher between the prices determined in compliance with this Article 39 and Article 41, Paragraph Three of this Bylaws.

Paragraph Three - In case of indirect sale of control, the purchaser shall disclose the value attributed to the Company for the purposes of defining the price of the OPA, as well as to disclose the justified evidence of this value.

Paragraph Four - The OPA shall observe the conditions and the terms provided in the law, the regulation in force and in the Regulation of the Novo Mercado.

Article 40. After an operation of sale of control of the Company and its subsequent OPA, the purchaser of the control, whenever necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided in the Regulation of the Novo Mercado, within the eighteen (18) months following the purchase of the power of control.

Article 41. Any Purchasing Shareholder, who purchases or becomes holder of shares issued by the Company, in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company shall (i) immediately disclose such information by means of Material Fact Notice, as provided in the regulation issued by CVM; and (ii) in the maximum period of thirty (30) days counting from the date of the purchase or of the event that resulted in the ownership of shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, present or request registration of, as the case may be, an OPA of the totality of the shares issued by the Company, observing the provision of the applicable regulation of CVM, the regulations of B3 and the terms of this Article.

Paragraph One - For purposes of this Bylaws, (i) “Purchasing Shareholder” means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with head office in Brazil or abroad, or Group of Shareholders, that purchases shares of the Company; and (ii) “Group of Shareholders” means the group of people: (a) bound by contracts or voting agreements of any nature, whether directly or by means of controlled companies, controlling companies or under common control; or (b) among which there is a control relationship; or (c) under common control.

Paragraph Two - The OPA shall be (i) directed indistinctly to all the shareholders of the Company, (ii) effected through an auction to be held at B3, (iii) presented by the price determined in accordance with Paragraph Three of this Article, and (iv) paid in cash, in national currency, against the purchase within the OPA of the shares issued by the Company.

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Paragraph Three - The purchase price at the OPA of each share issued by the Company may not be lower than the highest value between (i) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last one hundred and twenty (120) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company; and (ii) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last thirty (30) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company.

Paragraph Four - The performance of the OPA mentioned in the head paragraph of this Article will not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, to formulate a competing OPA, in the terms of the applicable regulation.

Paragraph Five - The Purchasing Shareholder will be obliged to attend eventual requests or to meet the requirements of CVM, formulated based on the applicable law, related to the OPA, within the maximum terms provided in the applicable regulation.

Paragraph Six - If the Purchasing Shareholder does not comply with the obligations imposed by this Article, including on what refers to the compliance of the maximum terms (i) for the performance or request of registration of the or (ii) for compliance or possible requests or requirements from CVM, the Board of Directors of the Company shall convene an Extraordinary General Shareholders’ Meeting, in which the Purchasing Shareholder will not be able to vote, to deliberate on the suspension of the exercise of the rights of the Purchasing Shareholder that did not comply with any obligation imposed in this Article, as provided in Article 120 of the Brazilian Corporation Law, without prejudice to the responsibility of the Purchasing Shareholder for losses and damages caused to the other shareholders as a result of non-compliance to the obligations imposed by this Article.

Paragraph Seven - Any Purchasing Shareholder who purchases or becomes holder of other rights, including usufruct or trust, over the shares issued by the Company in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, will be equally obliged to, in up to thirty (30) days counted from the date of such purchase or from the event that resulted in the ownership of such rights over shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, to present or request the registration, as the case may be, of an OPA, in the terms described in this Article.

Paragraph Eight - The obligations contained in Article 254-A of the Brazilian Corporation Law and in 0 of this Bylaws do not exclude the compliance, by the Purchasing Shareholder, with the obligations contained in this Article, except as provided in Article 45 and in Article 46 of this Bylaws.

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Paragraph Nine - The provision of this Article is not applicable if a person becomes holder of shares issued by the Company in amount higher than thirty three point thirty three percent (33.33%) of the total of the shares issued as a result: (i) of legal succession, under the conditions that the shareholder disposes the excess of shares in up to sixty (60) days counted from the relevant event, (ii) of the merger of another company into the Company, (iii) of the merger of shares of another company into the Company, or (iv) of the subscription of shares of the Company, made in a single primary issue, that has been approved at a General Shareholders’ Meeting of the shareholders of the Company, according to the rules provided in the applicable regulation.

Paragraph Ten - For purposes of calculation of the percentage of thirty-three-point thirty three percent (33.33%) of the total shares issued by the Company described in the head paragraph of this Article, it will not be calculated the involuntary increases of equity interest resulting from cancelation of shares held in treasury or of reduction of the Company´s capital stock with the cancelation of shares.

Paragraph Eleven - If CVM´s regulation applicable to the OPA, as provided in this Article determines the adoption of a criteria of calculation for setting the purchase price of each share of the Company in the OPA that results in purchase price higher than the one determined in the terms of Paragraph Three of this Article, the OPA provided in this Article shall be effected for the purchase price calculated in the terms of CVM´s regulation.

Article 42. The Company´s delisting from the Novo Mercado, either by voluntary, compulsory act or by virtue of corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado.

Article 43. Without prejudice to the provision of the Regulation of the Novo Mercado, the voluntary delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on the OPA for the cancelation of registration as publicly held company and the following requirements: (i) the price offered shall be fair, being possible, the request of new valuation of the Company in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the OPA or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of waiver approved at the General Shareholders’ Meeting, observing the rules and conditions of the Regulation of the Novo Mercado.

Article 44. Without prejudice to the provision of the Regulation of the Novo Mercado, the compulsory delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on public offers for purchase of shares for cancelation of registration of publicly held company and the requirements established in the head paragraph of Article 43.

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Sole Paragraph. If the percentage of purchase of shares that authorizes the delisting from the Novo Mercado is not reached, after the performance of the OPA provided in the head paragraph, the shares issued by the Company will still be negotiated in the Novo Mercado, within six (6) months following the performance of the auction of the OPA, without prejudice of the application of eventual sanctions by B3.

Article 45. It is optional the formulation of a single OPA, aiming to more than one of the purposes provided in this Chapter VIII, in the Regulation of the Novo Mercado, in the corporate law or in the regulation issued by CVM, provided it is possible to make procedures compatible with all types of OPA and there is no prejudice for the recipients of the offer and it is obtained the authorization from CVM when required by the applicable law.

Sole Paragraph - With the exception of the OPAs destined to the delisting from the Novo Mercado and/or to the cancelation of registration of publicly held company, the performance of a unified OPA may only occur by a shareholder of the Company who holds an amount equal or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, observing the provision of head paragraph of Article 41 as to the minimum price to be paid per share.

Article 46. The shareholders responsible for the performance of the OPA provided in this Chapter VIII, in the Regulation of the Novo Mercado or in the regulation issued by CVM may ensure its effectiveness through any shareholder or third party.

Sole Paragraph - The Company or the shareholder, as the case may be, do not exempt itself from the obligation to present the OPA that is of his responsibility until the said OPA is concluded in compliance with the applicable rules.

IX.	ARBITRAL TRIBUNAL

Article 47. The Company, its shareholders, Management and members of Fiscal Council undertake to resolve, by means of arbitration, in the Market Arbitration Chamber, in the form of its regulation, every and all controversy that may arise between them, related to or arising from its condition as issuer, shareholder, Management or member of the Fiscal Council, as the case may be, and, specially, of the application, validity, efficacy, interpretation, violation and its effects, arising from the dispositions contained in Law nº 6.385/1976, in the Brazilian Corporation Law, in the rules edited by the National Monetary Council, in the Central Bank of Brazil or by CVM, as well as in the other applicable rules to the functioning of the capital market in general and the ones contained in the Regulation of the Novo Mercado, in the other regulations of B3 and in the participation agreement of the Novo Mercado, as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in compliance with this last Regulation.

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X.	COMPANY´S LIQUIDATION

Article 48. The Company will be liquidated in the cases determined in the law, being incumbent on the General Shareholders’ Meeting to elect the liquidator or liquidators, as well as the Fiscal Council that shall work in this period, according to the legal formalities.

XI.	GENERAL PROVISIONS

Article 49. The Company shall observe the shareholders´ agreements filed at the head office, being expressly prevented to the members of the presiding board of the works of the general meetings or of the meetings of the Board of Directors to accept declaration of vote of any shareholder, signatory of shareholders’ agreement duly filed at the head office or of member of the Board of Directors elected by the signatories of such agreement, that is cast in disagreement with what is agreed upon in the referred agreement, also being expressly forbidden to the Company to accept and proceed to the transfer of shares and/or to the encumbrance and/or to the assignment of preemptive right to the subscription of shares and/or of other securities that do not respect what is provided and regulated according to the shareholders’ agreement filed at the head office.

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BRF S.A.

Appendix III – Copy of the Opinion of the Fiscal Council

Opinion of the Fiscal Council of BRF S.A.

The Fiscal Council of BRF S.A. ("Company"), in the exercise of the attributions conferred on it by article 166, III, of Law nº 6. 404, of December 15, 1976, as well as by the legal and statutory provisions, and in light of article 166, paragraph 2, of the referred Law, has examined the Board of Directors' proposal to increase the Company's stock capital by issuing up to three hundred and twenty-five million (325,000,000) new common, nominative shares with no par value, including in the form of American Depositary Shares (ADS) represented by American Depositary Receipts (ADR), by means of a public offering for primary distribution, in Brazil, in a non-organized over-the-counter market, with restricted placement efforts, pursuant to CVM Instruction 476, of January 16, 2009, and with placement efforts abroad, in compliance with the applicable regulation. Based on the clarifications provided, the undersigned members of the Fiscal Council issued a favorable opinion on the Company's capital increase proposal.

São Paulo – SP, December 16, 2021

Attílio Guaspari	Maria Paula Soares Aranha
André Vicentini

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BRF S.A.

Appendix IV – Information about the Company's capital increase, in accordance with article 14, item I, of CVM Instruction No. 481, of December 17, 2009.

I.	Inform the amount of the increase and new capital stock

The Company's capital stock will be increased by issuing up to three hundred and twenty-five million (325,000,000) common shares. The amount of the increase will be defined after the bookbuilding procedure is concluded: (i) five hundred million reais (R$500,000,000.00) will be allocated to the Company's capital stock, which will be divided into up one billion, one hundred and thirty-seven million, four hundred and seventy-three thousand, two hundred and forty-six (1,137,473,246) common shares; and (ii) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in the form of the provisions of article 182, item 'a', paragraph 1, of the Brazilian Corporate Law.

II.	Inform whether the increase will be carried out through: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription rights or warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares

The Company's capital increase will occur through the issuance, by means of a public offering of primary distribution of new common shares, nominative and without par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR).

III.	Explain, in detail, the reasons for the increase and its legal and economic consequences

The purpose of the capital increase is to strengthen the Company's capital structure, allowing it to continue expanding its activities and making strategic investments.

The capital increase may lead to dilution of the Company's current shareholders who choose not to subscribe to the shares issued in connection with the capital increase, as indicated in items V(h) and V(n) below.

With the exception of the above, the Company's management does not anticipate any legal or economic consequences other than those expected from a normal capital increase.

IV.	Provide a copy of the fiscal council's opinion, if applicable

In a meeting held on December 16, 2021, the Company's Fiscal Council manifested itself favorably to the Capital Increase. See Appendix III to this Proposal.

V.	In case of capital increase through share subscription

a.	Describe the destination of the resources

The allocation of the funds that may be raised by the Company will be resolved at the EGM, and the Management proposes that the total value of the Offering of the Company's shares be allocated as follows: (i) five hundred million reais (R$500,000,000.00) will be allocated to the capital stock; and (ii) the remaining amount of the total value of the Offering will be destined to the formation of a capital reserve, in accordance with the provisions of article 182, subparagraph 'a', paragraph 1, of the Brazilian Corporate Law.

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The Offering aims to strengthen the Company's capital structure, allowing it to continue expanding its activities and making strategic investments.

b.	Inform the number of issued shares of each type and class

New registered common shares without par value will be up to three hundred and twenty-five million (325,000,000). The table below summarizes the impact of the capital increase on the number of shares issued by the Company:

Capital Stock	Current	After the Increase*
Common Shares	812,473,246	1.137.473.246

* This number considers the maximum impact on the capital stock, if all shares allowed in the capital increase are placed, and it may be a smaller number.

c.	Describe the rights, advantages and restrictions attributed to the shares to be issued

The shares to be issued will be entitled, on equal conditions to those already existing, to all rights granted to them, including dividends, interest on equity and any capital compensation that may be declared by the Company after ratification of the Capital Increase.

d.	Inform whether the subscription will be public or private

The subscription of the new shares will be public.

e.	In case of private subscription, inform whether related parties, as defined by the accounting rules that address this matter, will subscribe shares in the capital increase, specifying the respective amounts, when these amounts are already known

Not applicable, considering that it is a capital increase through the issue, by means of a public offering of primary distribution of new shares.

f.	Inform the issue price of the new shares or the reasons why its setting should be delegated to the board of directors, in cases of public distribution

The Price per Share will be set after the execution of the investment intention collection procedure carried out exclusively with institutional investors ("Bookbuilding Procedure"), with the following parameters: (i) the quotation of the common shares issued by the Company on B3 S.A. - Brasil, Bolsa, Balcão; and (ii) the indications of interest in view of the quality and quantity of demand (by volume and price) for the shares. Under the terms of article 170, paragraph 1, item III, of the Corporation Law, the option for determining the Price per Share is justified because it will be calculated through the Bookbuilding Procedure and, therefore, will not promote the unjustified dilution of the Company's shareholders.

g.	Inform the par value of the shares issued or, in the case of shares without par value, the portion of the issue price that will be allocated to the capital reserve

The shares to be issued will have no par value. The entire amount will be allocated as described in item V(a) above.

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h.	Provide management's opinion on the impact of the capital increase, especially with regard to the dilution caused by the increase

The capital increase will strengthen the capital structure and increase the liquidity of the Company and, consequently, of its subsidiaries.

Considering that current shareholders will have priority rights in the offer, there will be no dilution of subscribing shareholders.

i.	Inform the issue price calculation criteria and justify, in detail, the economic aspects that determined its decision

See item 5(f) above.

j.	If the issue price has been set at a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined

Not applicable, considering the explanations provided in item 5(f) above.

k.	Provide a copy of all the reports and studies that supported the setting of the issue price

No reports or studies were prepared prior to the EGM to support the issue price fixing, considering the explanations provided in item 5(f) above.

l.	Inform the quotation of each of the types and classes of shares of the company in the markets where they are traded, identifying:

i.	Minimum, average and maximum quotation of each year, in the last three (3) years

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ii.	Minimum, average and maximum quotation of each year, in the last two (2) years

iii.	Minimum, average and maximum quotation of each year, in the last six (6) months

iv.	Average quotation in the last 90 days

Twenty-three reais and thirty cents (R$ 23.30).

m.	Inform the issue prices of shares in capital increases carried out in the last three (3) years

There has been no capital increase of the Company in the last three (3) years.

n.	Present the percentage of potential dilution resulting from the issuance

The Company does not foresee any dilution percentage, given the priority right. In any case, the potential percentage of dilution resulting from the issue will be defined after the completion of the bookbuilding procedure for shareholders who choose not to exercise their priority right.

o.	Inform the terms, conditions and form of subscription and payment for the shares issued

The payment of the subscribed shares within the scope of the capital increase and of the public offering of primary distribution of new common shares, nominative and without par value, will be made in cash, in national currency, upon subscription. Shareholders must pay for 100% of the price of the shares at the time of subscription;

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p.	Inform whether the shareholders will have preemptive rights to subscribe the new shares issued and detail the terms and conditions to which this right is subject

The issuance of common shares by the Company as a result of the capital increase will be made to the exclusion of the preemptive rights of its current holders of common shares issued by the Company, under the terms of Article 172, item I, of the Brazilian Corporation Law and Article 8 of the Company's Bylaws.

The issuance of common shares by the Company as a result of the capital increase will be made to the exclusion of the preemptive rights of its current holders of common shares issued by the Company, under the terms of Article 172, item I, of the Brazilian Corporation Law and Article 8 of the Company's Bylaws. Shareholders holding shares of the Company on a date to be established in the offering documents to be disclosed will have the Right of Priority to subscribe for up to three hundred and twenty-five million (325,000,000) new common shares, with the ratio of 0.402517 for each new one shares issued by the Company to be issued in the scope of the capital increase for each share issued by the Company that the Shareholders hold.

q.	Inform the management's proposal for the treatment of any leftovers

There will be no unsubscribed shares. The shares that are not subscribed in the priority offer will be offered to institutional investors.

r.	Describe in detail the procedures that will be adopted in case of partial homologation of the capital increase

No partial homologation provided of the capital increase.

s.	If the issue price of the shares is wholly or partially realized in assets

Not applicable, since the shares will be issued in Brazilian currency with cash payment.

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